UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)

PROFESSIONAL STAFF PLC

(Name of Issuer)

American Depositary Shares

(Title of Class of Securities)

74315R 10 5

(CUSIP Number)

Eli D. Schoenfield, Esq.

Kay & Boose LLP

One Dag Hammarskjold Plaza

New York, New York 10017

(212) 940-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 14, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g) check the following box ☐.

SCHEDULE 13D/A

CUSIP No.    74315R 10 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Michael A. Ashcroft

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☒ (B) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Britain and Belize

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,567,400 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,567,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,621,900

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

Excludes Ordinary Shares of the Issuer held by Reporting Persons other than the Ashcroft Reporting Persons (all capitalized terms used are defined in this Schedule 13D).

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%

14	TYPE OF REPORTING PERSON IN, HC

SCHEDULE 13D/A

CUSIP No.    74315R 10 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aspen International Development Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☒ (B) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS 00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,567,400 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,567,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,621,900

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

Excludes Ordinary Shares of the Issuer held by Reporting Persons other than the Ashcroft Reporting Persons (all capitalized terms used are defined in this Schedule 13D).

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%

14	TYPE OF REPORTING PERSON CO, HC

SCHEDULE 13D/A

CUSIP No.    74315R 10 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ohsea Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☒ (B) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,567,400 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,567,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Excludes all Ordinary Shares held by other Reporting Persons (all capitalized terms used are defined in this Schedule 13D)	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%

14	TYPE OF REPORTING PERSON CO, HC

SCHEDULE 13D/A

CUSIP No.    74315R 10 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CS Services Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☒ (B) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Belize

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,467,400 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,467,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,621,900

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

Excludes Ordinary Shares of the Issuer held by Reporting Persons other than the Ashcroft Reporting Persons (all capitalized terms used are defined in this Schedule 13D).

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%

14	TYPE OF REPORTING PERSON CO, HC

SCHEDULE 13D/A

CUSIP No.    74315R 10 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Benjamin Paul Blackden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☒ (B) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Britain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,467,400 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,467,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 876,500

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

Excludes Ordinary Shares of the Issuer held by Reporting Persons other than the Blackden Reporting Persons (all capitalized terms used are defined in this Schedule 13D).

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10%

14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

CUSIP No.    74315R 10 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sally Blackden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☒ (B) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Britain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,567,400 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,567,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 876,500

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

Excludes Ordinary Shares of the Issuer held by Reporting Persons other than the Blackden Reporting Persons (all capitalized terms used are defined in this Schedule 13D).

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10%

14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

CUSIP No.    74315R 10 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew R. Dixey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☒ (B) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Britain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,567,400 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,567,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,000

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

Excludes Ordinary Shares of the Issuer held by all other Reporting Persons (all capitalized terms used are defined in this Schedule 13D).

☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%

14	TYPE OF REPORTING PERSON IN

Introductory Statement

This Amendment No. 8 (the “Eighth Amendment”) to the Statement on Schedule 13D (the “Statement”) relates to the ordinary shares, nominal value 2 pence of Professional Staff plc, represented by American Depositary Shares, with each American Depositary Share representing one Ordinary Share.

This Eighth Amendment amends, restates and supplements the Statement originally filed with the Securities and Exchange Commission (the “SEC”) by the Initial Reporting Persons (as defined herein) on July 31, 2000, as such Statement was further amended and supplemented by an Amendment No. 1 (the “First Amendment”) filed with the SEC by the Initial Reporting Persons on October 6, 2000, an Amendment No. 2 (the “Second Amendment”) filed with the SEC by the Initial Reporting Persons on November 2, 2000, an Amendment No. 3 (the “Third Amendment”) filed with the SEC by the Initial Reporting Persons on December 27, 2000, an Amendment No. 4 (the “Fourth Amendment”) filed with the SEC by the Initial Reporting Persons and Aspen International Development Inc. (“Aspen”), a company organized under the laws of the British Virgin Islands, on January 29, 2001, an Amendment No. 5 (the “Fifth Amendment”) filed with the SEC by (i) Michael A. Ashcroft, a natural person and the holder of a life peerage in the United Kingdom (“U.K.”) pursuant to which he has been granted the title Lord Ashcroft, KCMG (“Lord Ashcroft”), and (ii) Aspen (together with Lord Ashcroft, the “Initial Ashcroft Reporting Persons”) on March 13, 2001, an Amendment No. 6 (the “Sixth Amendment”) filed with the SEC by the Initial Ashcroft Reporting Persons on April 30, 2001 and an Amendment No. 7 filed with the SEC by the Initial Ashcroft Reporting Persons on June 26, 2001 (the “Seventh Amendment”).

This Eighth Amendment also relates to and amends, restates and supplements the Statement on Schedule 13G originally filed with the SEC on February 18, 1997, by Benjamin Paul Blackden and Sally Blackden, both natural persons.

The names of the persons who filed the Statement, the First Amendment, the Second Amendment and the Third Amendment are (i) Lord Ashcroft; (ii) Carlisle Holdings Limited, a Belize corporation (“Carlisle”); and (iii) Tertian Holdings Limited, a Gibraltar corporation (“Tertian” and, together with Carlisle and Lord Ashcroft, the “Initial Reporting Persons”). The Statement, as amended and supplemented by the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment, the Fifth Amendment, the Sixth Amendment and the Seventh Amendment, is referred to from time to time herein as the “Amended Statement.”

Item 1.	Security and Issuer. This Schedule 13D relates to the ordinary shares, nominal value 2p (the “Ordinary Shares”), of Professional Staff Plc (the “Issuer”), represented by American Depositary Shares (“ADSs”), with each ADS representing one Ordinary Share. The principal executive office and mailing address of the Issuer is Buckland House, Waterside Drive, Langley Business Park, Slough SL3 6EZ, England.

16

Item 2. Identity and Background.

(a)	The names of the filing persons are (i) Lord Ashcroft; (ii) Aspen; (iii) CS Services Limited (“CS Services”), a company organized under the laws of Belize; (iv) Ohsea Holdings Limited (“Ohsea” and, together with Lord Ashcroft, Aspen and CS Services, the “Ashcroft Reporting Persons”), a private limited company organized under the laws of England and Wales; (v) Benjamin Paul Blackden, a natural person; (vi) Sally Blackden, a natural person (together with Benjamin Paul Blackden, the “Blackden Reporting Persons”); and (vii) Andrew R. Dixey, a natural person (together with the Blackden Reporting Persons and the Ashcroft Reporting Persons, the “Reporting Persons”).

(b)-(c)

The name, address, present principal occupation and employment and, if applicable, the name, principal business and address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of each of Aspen, CS Services and Ohsea (collectively, the “Directors and Executive Officers”) are as follows:

Name	Address	Office	Principal Occupation and Employment
Northtown Limited	60 Market Square, Belize City, Belize	Director of CS Services and Aspen	Director Services Company
Southtown Limited	60 Market Square, Belize City, Belize	Director of CS Services	Director Services Company
Andrew S. Wilson	Enterprise House, Unit 2G, First Floor, Valley Street North Darlington County Durham PL1 1GY, England	Director of Ohsea	Chairman of Southern Cross Healthcare Holdings Limited
Stewart A. Harris	Marine Court, The Parade, Cowes, Isle of Wight P031 7QJ, England	Director of Ohsea	Self-employed consultant

The business address of Lord Ashcroft is 60 Market Square, Belize City, Belize. Lord Ashcroft’s principal employment is as Chairman and Chief Executive Officer of Carlisle Holdings Limited (“Carlisle”). Carlisle’s principal business is as a diversified holding company in the services industry.

Aspen’s principal office is at Craigmuir Chamber, Road Town, Tortola, British Virgin Islands. Aspen’s principal business is the holding of investments.

Ohsea’s principal office is at Marine Court, The Parade, Cowes, Isle of Wight P031 7QJ, England. The principal business of Ohsea is implementing the proposed transactions comprising the Scheme (as defined and described more completely in Item 4 below).

CS Services’ principal office is at 60 Market Square, Belize City, Belize. The principal business of CS Services is holding its interests, and purchasing interests pursuant to the Scheme, in the Issuer and Ohsea.

The business address of Mr. Blackden is Buckland House, Waterside Drive, Langley Business Park, Slough SL3 6EZ, England. Mr. Blackden’s principal employment is as Chairman of the Board of the Issuer.

The business address of Mrs. Blackden is c/o Mr. Blackden, Buckland House, Waterside Drive, Langley Business Park, Slough SL3 6EZ, England. Mrs. Blackden’s occupation is as housewife.

The business address of Mr. Dixey is Buckland House, Waterside Drive, Langley Business Park, Slough SL3 6EZ, England. Mr. Dixey’s principal employment is as Group Chief Executive of the Issuer.

(d)	During the last five (5) years, none of the Reporting Persons or the Directors and Executive Officers has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five (5) years, none of the Reporting Persons or the Directors and Executive Officers has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or permitting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Lord Ashcroft is a British and Belizean citizen. Mr. Blackden and Mrs. Blackden are British citizens. Mr. Dixey is a British citizen. Mr. Wilson is a British citizen and also holds New Zealand citizenship. Mr. Harris is a British citizen.

Item 3. Source and Amount of Funds or Other Consideration.

Aspen acquired the ADSs previously held by it on January 17, 2001 through an exchange of certain securities held by Aspen, the forgiveness of certain indebtedness, the transfer of shares owned by an affiliate of Aspen and a cash payment to Aspen. Based upon the valuation attributed to the ADSs in the transaction pursuant to which it acquired them, the total cost of Aspen’s purchase of ADSs was approximately $4.4 million.

Lord Ashcroft acquired the ADSs previously held by him through the use of his personal funds, for a total cost of approximately $4.7 million.

On November 14, 2002, ownership of all of the ADSs directly and indirectly beneficially owned by Lord Ashcroft was transferred to CS Services Limited, of which Ohsea is a wholly-owned subsidiary. In consideration for this transfer, Lord Ashcroft became the beneficial owner of all of CS Services’ outstanding share capital. In transactions on March 12 and March 31, 2003, the ADSs of which CS Services was the beneficial owner were exchanged for Ordinary Shares in accordance with the provisions of the ADSs. Other than the issuance of CS Services’ shares and the payment of the cancellation fee to the Issuer’s ADS depositary in connection with the ADS cancellations, no payments were made in connection with these transactions.

The single Ordinary Share held by Ohsea was acquired from CS Services on March 14, 2003 in Great Britain for nil consideration.

Benjamin Paul Blackden acquired 8,000 of the 801,500 ADSs previously held by him in open-market purchases in 1998 and 1999 through the use of his personal funds, for a total cost of approximately $83,125. Mr. Blackden received the remaining ADSs previously held by him in consideration for his efforts, as a founder of the Issuer. 408,000 of these ADSs were held jointly with Sally P. Blackden, his wife, and the remaining 393,500 were placed into trust and may be deemed to have been beneficially held by him by virtue of his status as a beneficiary of The Blackden Personal Settlement Trust, the trustee of which (Osborne Clark Trustees Limited) was named as the registered owner of such ADSs. On March 24, 2003, all of the ADSs of which the Blackden Reporting Persons are deemed to be the beneficial owners were exchanged for Ordinary Shares in accordance with the provisions of the ADSs. Other than payment of the cancellation fee to the Issuer’s ADS depositary in connection with these ADS cancellations, no payments were made in connection with these transactions.

In addition to the Ordinary Shares beneficially held by the Blackden Reporting Persons, Mr. Blackden holds a number of options to acquire the Issuer’s Ordinary Shares, all of which are currently exercisable and the material terms of which are as follows:

Date of Grant	Number of Ordinary Shares subject to Option	Exercise Price Per Ordinary Share
May 9, 1997	25,000	$ 9.38
May 19, 1998	25,000	$16.88
May 10, 1999	25,000	$ 6.63

Mr. Dixey acquired the 69,000 ADSs previously held by him in open-market purchases in 2000 and 2001 through the use of his personal funds, for a total cost of approximately $315,540. On March 24, 2003, all of the ADSs held by Mr. Dixey were exchanged for Ordinary Shares in accordance with the provisions of the ADSs. Other than payment of the cancellation fee to the Issuer’s ADS depositary in connection with these ADS cancellations, no payments were made in connection with these transactions.

In addition to the Ordinary Shares beneficially held by the Blackden Reporting Persons, Mr. Dixey holds a number of options to acquire the Issuer’s Ordinary Shares, none of which are currently exercisable and the material terms of which are as follows:

Date of Grant	Number of Ordinary Shares subject to Option	Exercise Price Per Ordinary Share
October 16, 2000	241,000	$4.88
November 1, 2000	9,000	$5.03
May 10, 2002	90,000	$2.71

Although the options held by Mr. Dixey are not currently exercisable, nor by their terms would they otherwise be exercisable within sixty days of the filing of this Statement, they will vest and become exercisable upon the successful consummation of the transaction described in Item 4 below.

Ohsea will borrow up to U.S.$14,000,000 from GMAC Commercial Finance plc (“GMAC”) under an English law-governed bridge facility agreement (the “Facility Agreement”). Amounts borrowed under this agreement may be used to finance the acquisition of shares in the capital of Issuer to be cancelled under the Scheme (as defined below) or to be acquired by Ohsea for cash, together with the costs of the Scheme.

The availability of the funds to be drawn under the bridge facility agreement is subject to the provision by Ohsea to GMAC, among other things, of a security agreement by Ohsea in favor of GMAC creating a first security interest under U.K. Law (called a “first fixed and floating charge”) over: (i) all shares held by Ohsea now or in the future; (ii) all benefits in respect of an insurance policy; (iii) all beneficial interest in any pension fund; (iv) its goodwill; (v) its uncalled capital; and (vi) all its other assets (the “Security Agreement”)), which will be executed prior to the Scheme being launched, together with the following conditions precedent which must be provided to GMAC prior to drawdown of funds under the GMAC bridge facility:

(i)	a copy of the registration of the Scheme from the Register of Companies; and

(ii)	a certified copy of the Order of the High Court of Justice of England and Wales sanctioning the Scheme.

Interest is payable on the outstanding balance under the Facility Agreement in arrears on a quarterly basis at the annual rate of the aggregate of LIBOR plus 3.25%. A closing fee of £31,250 (which at the exchange rate on April 14, 2003 was approximately $49,063) is payable within two business days of signing the Facility Agreement. A utilization fee of £93,750 (which at the exchange rate on April 14, 2003 was approximately $147,188) is payable on the utilization date. A further conditional fee of £10,000 (which at the exchange rate on April 14, 2003 was approximately $15,700) per month, or part thereof, will be payable in the event that the Scheme does not become effective within four months from the date of the Facility Agreement.

The Facility Agreement contains certain warranties by Ohsea that are to be reaffirmed at drawdown and on the first day of each quarterly interest period.

Ohsea has also given certain covenants in respect of the future conduct of the business of itself and Issuer and its subsidiaries, including covenants as to the termination of quotation and de-registration of Issuer equity securities and general covenants limiting the amount of security that may be created by Ohsea or its subsidiaries over their respective assets.

Under the Facility Agreement Ohsea may make only one drawdown, which Ohsea must repay in full on the date that is 90 days after the effective date of the Scheme. It is intended that such repayment be made from cash resources of Issuer and its subsidiaries and an invoice discounted-based refinancing facility which is intended to be made available by GMAC and GMAC Commercial Finance LLC, which will incorporate a multi-currency receivables financing facility. Under this arrangement certain subsidiaries of Ohsea may borrow against their receivables. Loans so advanced would be limited to an agreed percentage of the value of the receivables. Ohsea has the right to prepay without penalty or premium the loan outstanding under the Facility Agreement, in whole or in part, on giving GMAC two business days notice.

These facilities would be sought for the operating subsidiaries of Issuer. At the option of Ohsea and subject to compliance with the conditions of these facilitates and their availability, it is possible that funds drawn under these refinancing facilities will be used to fund the proposed transactions to be effected pursuant to the Scheme. It is therefore possible that no amounts will ultimately be drawn down under the Facility Agreement.

Item 4.   Purpose of Transaction.

        The proposed transaction that is the subject of this Eighth Amendment is known under the U.K. law as a scheme of arrangement (the “Scheme”). The Scheme is an arrangement made between Issuer and holders of its Ordinary Shares under section 425 of the U.K. Companies Act 1985, as amended (the “Act”). The Scheme is subject to various conditions and further terms described in this Amendment and elaborated upon in the separate document which will be prepared and sent to shareholders pursuant to U.K. Law (the “Scheme Document”), including, among other things, the approval of the terms of the Scheme by the requisite votes of holders of Ordinary Shares at the Court Meeting and the Extraordinary General Meeting described below and the sanction of the Scheme by the High Court of Justice of England and Wales (the “Court”). No assurances can be given as to the satisfaction or timing of satisfaction of any of the conditions of the Scheme.

The purpose of the transaction is for Ohsea to acquire 100% ownership of the Ordinary Shares, which in the United States are represented by ADSs. Upon the Scheme and share exchange pursuant to the Share Exchange Agreement (as defined below) becoming effective, Ohsea will wholly own Issuer. The acquisition of the Ordinary Shares has been structured as a Scheme because it will enable Ohsea to acquire the entire issued and outstanding share capital of Issuer upon a majority in number/three-fourths in value vote which provides greater likelihood of approval than a tender offer, which requires an acquisition of 90% of the shares to which the offer relates in order to enable the offeror to acquire any outstanding shares which are not tendered.

The determination to proceed with the Scheme at this time would also, in the view of Ohsea, afford holders of Issuer’s equity securities an opportunity to dispose of their ADSs at a premium over the current closing price of $1.60 as at April 14, 2003 (the last practicable date prior to the announcement of the Scheme). In addition, Ohsea noted that causing Issuer to be privately-held would ultimately eliminate the periodic reports required to be filed with the SEC, would eliminate management’s commitment of resources with respect to the procedural and compliance requirements of a quoted company and would reduce costs associated with Issuer’s obligations and reporting requirements under the U.S. securities laws.

Holders of record of Ordinary Shares and of ADSs on the business day immediately preceding the date on which the Scheme becomes effective in accordance with its terms will be entitled to receive cash consideration on the basis set out below.

Under the Scheme, holders of Ordinary Shares and ADSs (other than CS Services, Ohsea and Andrew R. Dixey and, with respect to 101,500 of his Ordinary Shares, Benjamin P. Blackden (acting jointly with family members and through trusts with respect to some of his Ordinary Shares)) will receive from Ohsea or the depositary, as the case may be, a cash payment in U.S. dollars on the following basis:

For each Ordinary Share of ADS (before deduction of an ADS cancellation fee)                             $2.10

Following deduction of the ADS cancellation fee, ADS holders will receive $2.07 per ADS in the Scheme.

Subject to the confirmation of the Court and the Scheme becoming effective, it is also proposed that up to £15,000,000 (which at the exchange rate on April 14, 2003 was approximately $23,550,000) of the existing share premium (i.e., additional paid-in capital) account of Issuer (which was £37,923,000 as of February 28, 2003, which at said exchange rate, was approximately $59,539,110) be applied in eliminating the accumulated deficit on Issuer’s profit and loss account (approximately £13,122,000 as of February 28, 2003, which at said exchange rate, was approximately $20,601,540). As required by U.K. Law in connection with this action, an appropriate undertaking for the protection of creditors will be offered by Issuer to the Court.

The Scheme will require the approval of holders of the Ordinary Shares, other than CS Services, Ohsea, Mr. Blackden and Mr. Dixey (“Non-Independent Issuer Shareholders”) and certain of their affiliates, present and voting at the Court Meeting (as defined below) to be held at Buckland House, Waterside Drive, Langley Business Park, Slough, Berkshire at 3:00 p.m. on June 9, 2003 or at any adjournment of that meeting. The implementation of the Scheme will also require the approval by holders of the Ordinary Shares (in some cases excluding certain shareholders affiliated with Ohsea, as described below) of the resolutions to be proposed at the Extraordinary General Meeting to be held at Buckland House, Waterside Drive, Langley Business Park, Slough, Berkshire at 3:15 p.m. on June 9, 2003. As described below, the ADS depositary is the holder of the Ordinary Shares underlying the ADSs, and therefore, ADS holders cannot attend the Court Meeting or the Extraordinary General Meeting and must direct the Depositary as to how to vote.

Court Meeting

A meeting of holders of the Ordinary Shares (including the Ordinary Shares underlying the ADSs) is being convened pursuant to an order of the Court for the purposes of considering and approving the Scheme (with or without modification). This meeting is referred to as the “Court Meeting.”

At the Court Meeting, the Ordinary Shares owned or controlled by the Non-Independent Issuer Shareholders (and certain of their affiliates), representing approximately 29% of the issued and outstanding share capital, will be treated as a separate class from the other Ordinary Shares, and the Non-Independent Issuer Shareholders (and certain of their affiliates) will not vote at the Court Meeting. Under U.K. Law, the Non-Independent Issuer Shareholders (and certain of their affiliates) cannot be considered “independent” shareholders in connection with the Scheme as a result of their affiliation with Ohsea.

        At the Court Meeting, each holder of Ordinary Shares present and entitled to vote will be separately called to cast his, her or its vote for or against approval of the Scheme (a vote referred to as being taken “on a poll”). Shareholders (other than the Non-Independent Issuer Shareholders and certain of their affiliates) will be entitled to one vote for each Ordinary Share held by them. The holders of Ordinary Shares will have approved the Scheme if a majority in number of those holders of Ordinary Shares present and voting in person or by proxy (representing not less than three-fourths of the Ordinary Shares held by holders of Ordinary Shares present and voting in person or by proxy) votes in favor of the Scheme at the Court Meeting.

Upon the Scheme becoming effective pursuant to Court approval, it will be binding on all holders of Ordinary Shares (including ADS holders since the Ordinary Shares underlying them will be so bound), irrespective of whether they attend or vote at the Court Meeting or vote against the Scheme at the Court Meeting. Ohsea and the Non-Independent Issuer Shareholders and certain of their affiliates will separately undertake to the Court to be bound by the terms of the Scheme. Applicable law does not provide for any appraisal rights.

Extraordinary General Meeting

The Extraordinary General Meeting is being convened for the purpose of considering and adopting an ordinary resolution (i.e., a resolution passed by a simple majority of the holders of Ordinary Shares in attendance who are entitled to vote in person or by proxy at a meeting of the holders of Ordinary Shares duly convened and held) approving certain arrangements between Messrs. Dixey and Blackden and Ohsea (as required by Rule 16 of the U.K. City Code) and a special resolution (i.e., a resolution passed by a majority of not less than three fourths of the holders of Ordinary Shares who are entitled to vote in person or by proxy at a meeting of the holders of Ordinary Shares duly convened and held) approving the Scheme, an associated reduction in capital, and an amendment to Issuer’s articles of association and reducing Issuer’s share premium (i.e., additional paid-in capital) account by £15,000,000 (which at the exchange rate in effect on April 14, 2003, was approximately $23,550,000) in order to eliminate the accumulated deficit in Issuer’s profit and loss account as at the date the Scheme becomes effective, so that Issuer can, in the future, pay dividends and make distributions to its shareholders.

An amendment to Issuer’s articles of association proposed to the Court in connection with the Scheme will provide that any Ordinary Share issued to any person other than Ohsea or any nominee of Ohsea after the Court Meeting and prior to the close of business on the business day preceding the date upon which the Court confirms the reduction in share capital will be bound by the Scheme. It will also provide that any Ordinary Share issued to any person other than Ohsea or a nominee of Ohsea after the close of business on the business day preceding the date upon which the Court confirms the reduction in share capital will be immediately transferred to Ohsea in consideration of the payment in cash of $2.10 by Ohsea to the person to whom the Ordinary Share is issued. The purpose of this amendment is to ensure that Ordinary Shares issued on the exercise of options are either subject to the Scheme or are transferred automatically to Ohsea following the effective date of the Scheme.

The vote on the ordinary resolution approving arrangements between Messrs. Dixey and Blackden and Ohsea must be a vote of independent holders of Ordinary Shares (i.e., excluding the Non-Independent Issuer Shareholders and certain of their affiliates) and must be taken on poll. Each eligible holder of Ordinary Shares present in person or by proxy will be entitled to one vote for each Ordinary Share held.

Voting by ADS Holders

ADS holders cannot vote at the Court Meeting or the Extraordinary General Meeting directly but may instruct the ADS depositary how to vote by means of a Voting Instruction Card, which will be enclosed with the Scheme Document. The Voting Instruction Card must be completed, signed and returned to the depositary within the timetable provided for in the Scheme Document. ADS holders who hold ADSs indirectly must rely on the procedures of their bank, broker, or financial institution through which they hold their ADSs. The Explanatory Statement in the Scheme Document will contain the definitive instructions about how to vote ADSs.

Promptly upon the Scheme becoming effective pursuant to both shareholder and Court approval, the Ordinary Shares will be cancelled, and holders of Ordinary Shares will receive $2.10 in cash for each such Ordinary Share cancelled, in the case of ADSs before the deduction of a cancellation fee of $0.03 per ADS imposed by the depositary upon cancellation of ADSs. As a result of the cancellation fee, ADS holders will receive $2.07 in cash for each ADS cancelled upon their surrender of such ADSs to the depositary after the Scheme becomes effective.

The Scheme would result in, among other things:

•	Ohsea—which will be controlled by CS Services, Benjamin P. Blackden (some of whose Ordinary Shares are beneficially owned and/or held jointly with family members or through trusts) and Andrew R. Dixey (collectively, and together with Ohsea with respect to one Ordinary Share of Issuer)—becoming the sole shareholder of Issuer;

•	Jerry C. Benjamin, John C. Maynard and Thomas I. Unterberg resigning as directors of Professional Staff;

•	The ADSs no longer being quoted on Nasdaq;

•	The ADSs becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; and

•	As a result of the termination of such registration, the ADSs no longer being “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, so that brokers could no longer extend credit with the ADSs as collateral.

Item 5.   Interest in Securities of the Issuer.

(a)	As of April 14, 2003, CS Services owned beneficially 1,621,900 Ordinary Shares (including the Ordinary Share owned beneficially by Ohsea), representing approximately 18.5% of the issued and outstanding Ordinary Shares. As of April 14, 2003, Ohsea owned beneficially one Ordinary Share, representing less than one-one hundredth of one percent of the Issuer’s issued and outstanding Ordinary Shares. Lord Ashcroft has an indirect interest in the entire share capital of Aspen and therefore in the entire share capital of CS Services and, through CS Services, in Ohsea as well. Because of these facts, Lord Ashcroft and Aspen may each be deemed to be the beneficial owner of all 1,621,900 of the Ordinary Shares held by CS Services and Ohsea.

As of April 14, 2003, Mr. Blackden beneficially owned (through a trust of which he is a beneficiary) 393,500 Ordinary Shares and shared record and beneficial ownership of a further 408,000 Ordinary Shares with Mrs. Blackden. In addition, Mr. Blackden has the immediately exercisable right to acquire a further 75,000 Ordinary Shares pursuant to option agreements between him and the Issuer. The 876,500 Ordinary Shares beneficially owned (including those deemed owned by reason of Mr. Blackden’s right to acquire them through the exercise of options) by the Blackden Reporting Persons represent approximately 10% of the Issuer’s issued and outstanding Ordinary Shares.

As of April 14, 2003, Mr. Dixey beneficially owned 69,000 Ordinary Shares, which represent approximately 0.8% of the Issuer’s issued and outstanding Ordinary Shares.

(b)	Because of the contractual arrangements among the Reporting Persons described in Item 6 below arising in connection with the transaction described in Item 4 above, each Reporting Person may be deemed to have the shared power to vote or direct the vote and to direct the disposition of each other Reporting Person’s Ordinary Shares in connection with such transaction.

As of April 14, 2003, the aggregate total number of Ordinary Shares deemed to be held by the Reporting Persons (including 75,000 Ordinary Shares subject to option in favor of Mr. Blackden and described more fully in Item 5(a) but excluding the 340,000 Ordinary Shares subject to option in favor of Mr. Dixey and described more fully in Item 3 is 2,567,400 Ordinary Shares representing approximately 29.2% of the issued and outstanding Ordinary Shares.

Items 3, 4, 5(a) and 6 are by this reference incorporated into this Item 5(b) as if set forth fully herein. In the event that the transaction described in Item 4 is not consummated in accordance with its terms, the contractual obligations described in Item 6 below that obligate the Reporting Persons to take certain actions with respect to the voting and disposition of their Ordinary Shares will cease to be binding upon them. In such an event, the Reporting Persons may cease to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”).

(c)	Other than as set forth in Item 3 above, there have been no transactions in the securities reported or affected within the last sixty days by the persons named in response to Item 5(a).

(d)	Of the 876,500 Ordinary Shares of the issuer disclosed as beneficially owned by Benjamin P. Blackden in part Item 3 above, [393,500] of such Ordinary Shares are registered in the name of Osborne Clark Trustees Limited, trustees of The Blackden Personal Settlement, who, along with a further trustee, Martin Berry, have the power to direct the proceeds of the sale of such Ordinary Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Under a Shareholders’ Agreement relating to Ohsea dated April 14, 2003 between Ohsea, CS Services, Benjamin P. Blackden and Andrew R. Dixey, the parties thereto agreed to regulate certain matters in relation to Ohsea including, among other things, the composition and proceedings of the board of directors, the provision of information to shareholders and the requirement to obtain the consent of a director appointed by the holder(s) of certain Ordinary Shares before certain specified matters may be carried out. Benjamin P. Blackden, Andrew R. Dixey and the other individual managers also gave various covenants in favor of CS Services Limited, Ohsea and its subsidiaries and various warranties in favor of CS Services.

John C. Maynard has irrevocably undertaken to vote in favor of the Scheme in respect of his holding of 2,000 Ordinary Shares, representing less than 1% of the shares eligible to vote at the Court Meeting and less than 1% of the shares eligible to vote at the Extraordinary General Meeting.

Ed Shea, a holder of ADSs, has also irrevocably undertaken to instruct the ADS depositary to vote in favor of the Scheme in respect of his holding of 942,500 ADSs, representing approximately 15% of the shares eligible to vote at the Court Meeting and approximately 15% of the shares eligible to vote on the ordinary resolution at the Extraordinary General Meeting and 10.7% of the shares eligible to vote on the special resolution at the Extraordinary General Meeting.

Each of Ohsea, CS Services, Andrew R. Dixey, Benjamin P. Blackden and certain members of their immediate families and related trusts have irrevocably undertaken to be bound by the Scheme, not to vote on the resolution to be passed at the Court Meeting and to vote in favor of the resolutions to be proposed at the Extraordinary General Meeting, excluding the resolution to approve arrangements with Messrs. Dixey and Blackden, which they are prevented by Rule 16 of the U.K. City Code from voting on and on which they have agreed not to vote.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement, dated April 30, 2003, among the filing persons.

Exhibit 2.	Power of Attorney, dated April 30, 2003, granted by filing persons to Andrew S. Wilson.

Exhibit 3.	Transaction Statement required by Rule 13e-3(e) under the Securities Exchange Act of 1934, as amended.*

Exhibit 4.

Scheme Document (Recommended Proposals for the acquisition of all the issued and to be issued share capital of Professional Staff plc by Ohsea Holdings Limited to be effected by means of a Scheme of Arrangement under Section 425 of the Companies Act 1985).**

Exhibit 5.	Bridge Facility Agreement, dated April 14, 2003, for Ohsea Holdings Limited, provided by GMAC Commercial Finance plc.*

Exhibit 6.	Explanatory Statement of Nabarro Wells & Co. Limited.***

Exhibit 7.	Forms of Proxy (for holders of Ordinary Shares) and Voting Instruction Card (for holders of ADSs).***

Exhibit 8.	Shareholders’ Agreement, dated April 14, 2003, among Ohsea Holdings Limited, CS Services Limited, Benjamin P. Blackden and Andrew R. Dixey.*

Exhibit 9.	Share Exchange Agreement, dated April 14, 2003, among Ohsea Holdings Limited, CS Services Limited, Benjamin P. Blackden, Sally Blackden, certain trusts controlled by Mr. Blackden and Andrew R. Dixey.*

Exhibit 10.	Subscription Agreement, dated April 14, 2003, between Andrew R. Dixey and Ohsea Holdings Limited.*

Exhibit 11.	Undertaking to Subscribe, dated April 11, 2003, by Lord Ashcroft, KCMG in favor of GMAC Commercial Finance plc and Ohsea Holdings Limited.*

Exhibit 12.	Warrant Agreement, dated April 14, 2003, between Ohsea Holdings Limited and CS Services Limited, granting CS Services Limited a right to purchase shares in Ohsea Holdings Limited.*

Exhibit 13.

Letter of Agreement, dated April 14, 2003, among Ohsea Holdings Limited, CS Services Limited, Lord Ashcroft, KCMG and Andrew R. Dixey, granting Mr. Dixey a right to purchase shares in Ohsea Holdings Limited.*

Exhibit 14.

Letter of Agreement, dated April 14, 2003, among Ohsea Holdings Limited, CS Services Limited, Lord Ashcroft, KCMG and Benjamin P. Blackden, granting Mr. Blackden a right to purchase shares in Ohsea Holdings Limited.*

Exhibit 15.	Deposit Agreement between The Bank of New York, as Depositary, and Professional Staff plc.**

Exhibit 16.	Service Agreement, dated October 11, 2000, between Professional Staff plc and Andrew R. Dixey.*

Exhibit 17.	Agreement, dated March 29, 2001, between Professional Staff plc and Benjamin P. Blackden.*

Exhibit 18.	Break Fee Agreement, dated April 14, 2003, between Professional Staff plc and Ohsea Holdings Limited.*

Exhibit 19.	Irrevocable Undertaking, dated April 15, 2003, executed by Jerry C. Benjamin.*

Exhibit 20.	Irrevocable Undertaking, dated April 15, 2003, executed by John C. Maynard.*

Exhibit 21.	Irrevocable Undertaking, dated April 15, 2003, executed by Ohsea Holdings Limited.*

Exhibit 22.	Irrevocable Undertaking, dated April 15, 2003, executed by CS Services Limited.*

Exhibit 23.	Irrevocable Undertaking, dated April 15, 2003, executed by Ed Shea.*

Exhibit 24.	Irrevocable Undertaking, dated April 15, 2003, executed by Benjamin P. Blackden.*

Exhibit 25.	Irrevocable Undertaking, dated April 15, 2003, executed by Sally Blackden.*

Exhibit 26.	Irrevocable Undertaking, dated April 14, 2003, executed by The Blackden Personal Settlement Trust.*

Exhibit 27.	Irrevocable Undertaking, dated April 15, 2003, executed by Mary Blackden.*

Exhibit 28.	Irrevocable Undertaking, dated April 15, 2003, executed by Philippa Berry.*

Exhibit 29.	Irrevocable Undertaking, dated April 15, 2003, executed by Christopher Blackden.*

Exhibit 30.	Irrevocable Undertaking, dated April 15, 2003, executed by Andrew R. Dixey.*

Exhibit 31.	Power of Attorney given on March 12, 2003 by Sally Blackden.*

Exhibit 32.	Power of Attorney given on March 12, 2003 by Christopher Mark Blackden.*

Exhibit 33.	Power of Attorney given on March 12, 2003 by Benjamin Blackden.*

Exhibit 34.	Power of Attorney given on March 12, 2003 by Mrs M J Blackden.*

Exhibit 35.	Power of Attorney given on March 19, 2003 by The Blackden Personal Settlement Trust.*

Exhibit 36.	Power of Attorney given on March 14, 2003 by Philippa Berry.*

Exhibit 37.	Power of Attorney given on March 12, 2003 by Andrew Dixey.*

Exhibit 38.	Power of Attorney given on March 12, 2003 by John Maynard.*

Exhibit 39.	Power of Attorney given on March 27, 2003 by Jerry Benjamin.*

Exhibit 40.	Addendum to Irrevocable Undertaking, dated April 15, 2003, executed by CS Services Limited.*

Exhibit 41.	Addendum to Irrevocable Undertaking, dated April 15, 2003, executed by Ed Shea.*

*	Incorporated by reference to the document filed as an Exhibit to a Schedule 13E-3 filed with the SEC on April 28, 2003 with respect to the Issuer by Lord Ashcroft, Benjamin Blackden, Andrew Dixey, CS Services, Ohsea and Issuer.
**	To be filed by amendment.
***	Contained in Part II of the Scheme Document (referred to as Exhibit 4 above).

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

April 30, 2003

/S/ MICHAEL A. ASHCROFT
Michael A. Ashcroft

ASPEN INTERNATIONAL DEVELOPMENT INC.

By:	/S/ R. HEREDIN FOR NORTHTOWN LIMITED
Name:	Northtown Limited
Title:	Director

CS SERVICES LIMITED

By:	/S/ K. HAYLOCK FOR NORTHTOWN LIMITED
Name:	Northtown Limited
Title:	Director

OHSEA HOLDINGS LIMITED

By:	/S/ ANDREW WILSON
Name:	Andrew Wilson
Title:	Director

/S/ BENJAMIN P. BLACKDEN
Benjamin P. Blackden

/S/ SALLY BLACKDEN BY BENJAMIN BLACKDEN, ATTORNEY-IN-FACT
Sally Blackden

/S/ ANDREW R. DIXEY
Andrew R. Dixey